Exhibit 1


April 1, 2002


Heller Financial, Inc.
500 West Monroe
Chicago, Illinois 60661


Ladies and Gentlemen:

     Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Heller Financial, Inc. on or about April 2, 2002, which contains notification of the registrant's inability to file its Form 10-K by March 31, 2002. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company's consolidated financial statements for the year ended December 31, 2001, to be included in its Form 10-K.



Very truly yours,

//KPMG LLP

Chicago, IL